Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

        We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-3) and related Prospectus of SL Green Realty Corp. for the registration of 68,973 shares of its common stock and to the incorporation by reference therein of (i) our reports dated February 27, 2013, with respect to the consolidated financial statements and schedules of SL Green Realty Corp., and the effectiveness of internal control over financial reporting of SL Green Realty Corp., and (ii) our report dated February 2, 2011, with respect to the consolidated financial statements of 1515 Broadway Realty Corp., each included in SL Green Realty Corp.'s Annual Report (Form 10-K) for the year ended December 31, 2012, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
New York, New York
June 14, 2013